                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)


                               Life Petroleum Inc.


                                (NAME OF ISSUER)


                     Common Stock, par value $.001 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    589524107
                                 (CUSIP NUMBER)

                       James S. Cassel and Mindy E. Cassel
                              c/o Capitalink, L.C.
                               One Alhambra Plaza
                                   Suite 1410
                             Coral Gables, FL 33134
                                  305 446-2026

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                               September 28, 2001

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 pages)

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CUSIP No. 589524107                   13D                      Page 2 of 4 Pages



--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          James S. Cassel and Mindy E. Cassel, JTWROS
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A GROUP*           (a)    [_]
                                                      (b)    [x]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      PF
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)           [_]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF    7.    SOLE VOTING POWER           14,718,900
   SHARES
              ------------------------------------------------------------------
BENEFICIALLY   8.    SHARED VOTING POWER         0
  OWNED BY
              ------------------------------------------------------------------
    EACH       9.    SOLE DISPOSITIVE POWER      14,718,900
 REPORTING
              ------------------------------------------------------------------
PERSON WITH   10.    SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    14,718,900

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                            [_]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   9.2%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

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CUSIP No. 589524107                    13D                     Page 3 of 4 Pages


ITEM 1 SECURITY AND ISSUER

         Title of Class of Securities

            Common stock $.0001 par value per share (the "Shares")

         Name and Address of Issuer

            Life Petroleum Inc. (the "Company" or the "Issuer")
            6790 SW 76/th/ Terrace
            Miami, Florida 33134

ITEM 2 IDENTITY AND BACKGROUND

         (a)  James S. Cassel and Mindy E. Cassel, JTWROS

         (b)  5935 Chapman Field Drive
              Miami, Florida 33157

         (c)  Capitalink, L.C.
              One Alhambra Plaza
              Suite 1410
              Coral Gables, FL 33134 Miami, Florida 33157

         (d,e) During the past five years neither Mr. or Mrs. Cassel has been convicted in a criminal proceeding(excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

         (f)  U.S.A.



ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Personal funds were used in the following amounts:

     3/7/88 - $3,600 consideration for 9,000,000 shares, of which 1,000,000 were subsequently to a party in exchange for $400

     9/28/01 - $2,500 consideration for 6,718,900 shares


ITEM 4 PURPOSE OF TRANSACTION

     The Shares were acquired for investment purposes. The Reporting Person has no intention to affect control of the Issuer through the following: the merger, acquisition or liquidation of the Issuer, the sale or transfer of the assets of the Issuer, a change in the board of directors or the management of the Issuer, a change in the present capitalization or dividend policy of the Issuer or a change in the Issuer's charter or by-laws.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) The Reporting Person owns 14,718,900 shares of the Company's

CUSIP No. 589524107                    13D                     Page 4 of 4 Pages
         common stock, or 9.2% of the outstanding common stock. The Reporting person has the sole voting and dispositive power over such shares.

         (c, d, e)  N/A



ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 30, 2002


By:    /s/ James S. Cassel
       ----------------------------
Name:  James S. Cassel

By:    /s/ Mindy E. Cassel
       ----------------------------
Name:  Mindy E. Cassel